Exhibit 99.1

Intellipharmaceutics International Inc. to Webcast, Live, at RetailInvestorConferences.com on July 12th

Company invites Main Street and Wall Street investors to attend interactive real-time virtual conference

NEW YORK - July 10, 2012 - Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that Shameze Rampertab, B.Sc., MBA, CA, Vice President Finance and Chief Financial Officer, will present at RetailInvestorConferences.com.

DATE:                      July 12, 2012
TIME:                      1:00 PM EDT
LINK:           www.retailinvestorconferences.com

This will be a live, interactive online event where investors are invited to ask the company questions in real-time - both in the presentation hall as well as the company’s “virtual trade booth.” If attendees are not able to join the event live on the day of the conference, an on-demand archive will be available for 90 days.

It is recommended that investors pre-register to save time and receive event updates.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

Certain statements in this document and upcoming presentation and webcast constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market  estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About RetailInvestorConferences.com

Since 2010, RetailInvestorConferences.com, created by BetterInvesting (NAIC), PR Newswire and MUNCmedia, has been the only monthly virtual investor conference series that provides an interactive forum for presenting companies to meet directly with retail investors using a graphically-enhanced online platform.

Designed to replicate the look and feel of location-based investor conferences, Retail Investor Conferences unites PR Newswire’s leading-edge online conferencing and investor communications capabilities with BetterInvesting’s extensive retail investor audience network and MUNCmedia’s sophisticated retail investor targeting.

CONTACT

Intellipharmaceutics International
Shameze Rampertab
Vice President Finance & CFO
416.798.3001 x106
investors@intellipharmaceutics.com

RetailInvestorConferences.com
Bradley H. Smith
bradley.smith@prnewswire.com
201.942.7157